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                                                                      EXHIBIT 12


                      ADVANCED LIGHTING TECHNOLOGIES, INC.
         STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (In thousands)


                                             THREE MONTHS ENDED   NINE MONTHS ENDED
                                             ------------------   -----------------
                                                  MARCH 31,           MARCH 31,
                                             -------------------  -----------------
                                               2001       2000     2001      2000
                                             -------    -------   -------   -------
Income before income taxes
     and minority interest                   $   (35)   $ 1,268   $   825   $ 1,805
Interest expense                               3,436      3,580    10,663    10,693
Interest portion of rent expense                 175        126       540       405
                                             -------    -------   -------   -------

     EARNINGS                                $ 3,576    $ 4,974   $12,028   $12,903
                                             =======    =======   =======   =======

Interest expense                             $ 3,436    $ 3,580   $10,663   $10,693
Interest capitalized                             173         94       363       290
Interest portion of rent expense                 175        126       540       405
Preferred share accretion                        647        605     1,905     1,208
Additional preferred shares accretion from
   cumulative effect of accounting change
   for beneficial conversion option             --         --       5,329      --
                                             -------    -------   -------   -------

     FIXED CHARGES                           $ 4,431    $ 4,405   $18,800   $12,596
                                             =======    =======   =======   =======

RATIO OF EARNINGS TO FIXED CHARGES               0.8        1.1       0.6       1.0
                                             =======    =======   =======   =======

The Company adopted Emerging Issues Task Force ("EITF") Issue 00-27, "Application of EITF 98-5, Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,' to Certain Convertible Instruments" in the quarter ended December 31, 2000. EITF Issue 00-27 requires that a convertible instrument's beneficial conversion feature be measured using an effective conversion price. As a result, the value assigned to the redeemable preferred stock was adjusted by $5,329 for the discount related to the beneficial conversion option. This additional discount was immediately accreted to paid-in capital in a manner similar to a cumulative effect of an accounting change since the redeemable preferred stock was convertible at the time of issuance.

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, the portion of rental expense that is representative of interest, and preferred share accretion. For the three months ended March 31, 2001, earnings were inadequate to cover fixed charge requirements by $855. For the nine months ended March 31, 2001 earnings were inadequate to cover fixed charge requirements by $6,772.